UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Clavis Technologies International Co., Ltd.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

183020106

(CUSIP Number)

July 30, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 183020106	13G

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Eung San Kim
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea
Number of Shares	5. Sole Voting Power………………………………….……………7,700,000 Shares
Beneficially Owned by	6. Shared Voting Power………………………………….……………………0 Shares
Each Reporting	7. Sole Dispositive Power………………………………….………7,700,000 Shares
Person With:	8. Shared Dispositive Power………………………………….………………0 Shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,700,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.3%
12.	Type of Reporting Person (See instructions) IN

Item 1.   (a)   Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Clavis Technologies International Co., Ltd. (the “Company”).

(b)   Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at #1564-1, Seojin Bldg., 3rd Floor, Seocho3-Dong, Seocho-Gu, Seoul, Korea 137-874.

Item 2.   (a)   Name of Person Filing:

This Statement is being filed by Eung San Kim.

(b)   Address of Principal Business Office or, if none, Residence:

The residence address of Eung San Kim is 106-1902 Hangang Woseung ATP, Dogok-ri Wabu-eup, Namyangju-si, Gyeonggi-do, Korea 472-908.

(c)   Citizenship:

Eung San Kim is a citizen of the Republic of Korea.

(d)   Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, $.001 par value per share (the “Common Stock”).

(e)   CUSIP Number:

The CUSIP number of the Company’s Common Stock is 183020106.

Item 3.   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.   Ownership.

(a)   Amount beneficially owned:

As of the close of business on July 30, 2010, Eung San Kim owned 7,700,000 shares of Common Stock of the Company.

(b)   Percent of class:

As of the close of business on July 30, 2010, Eung San Kim was the beneficial owner of 12.3% of the outstanding shares of Common Stock of the Company.

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,700,000 Shares.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,700,000 Shares.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.      Certification.

By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: September 13, 2010

/s/ Eung San Kim
Eung San Kim